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                              October 17, 2022

       Daniel O   Connor
       Chairman and Chief Executive Officer
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 27,
2022
                                                            File No. 333-266838

       Dear Daniel O   Connor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Opinion of Financial Advisor to Larkspur, page 21

   1. We note your revisions in response to prior comment 3. Please revise the prospectus summary to explain why
the Larkspur Board determined to obtain a fairness opinion.
                                                        Also, clarify the
financial point of view used by the fairness advisor, including whether fairness was considered
from the financial point of view of unaffiliated holders. In this regard, we note your
disclosures on pages 105 and 117.
       Interests of Larkspur's Directors and Officers in the Business Combination, page 23

   2. We note your response to comment 5 and re-issue in part. Please quantify the aggregate dollar amount and
describe the nature of what the sponsor and its affiliates have at risk
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany
October 17,NameLarkspur
            2022          Health Acquisition Corp.
October
Page 2 17, 2022 Page 2
FirstName LastName
         that depends on completion of a business combination. In so doing, include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Ensure that similar
disclosure for the company   s
         officers and directors is provided, if material.
3. We note your response to comment 6 and re-issue. Please revise to disclose whether and, if so, how the waiver of the corporate opportunities doctrine impacted your search for an acquisition target.
Background of the Business Combination, page 101

4. We note your response to comment 13 and re-issue. Please clarify when Larkspur and
         ZyVersa entered into the term sheet proposal and identify the material terms of the term sheet proposal, including any material terms that differed from the February 3rd term sheet.

Opinion of Cassel Salpeter & Co., LLC, page 117

5. We note your response to comment 17 and re-issue in part. Please disclose what "other internal financial information" Cassel Salpeter & Co. relied on to render its fairness opinion.
Certain Unaudited ZyVersa Prospective Financial Information, page 123

6. Please expand your disclosures to further describe the material assumptions underlying the projections provided and any limitations of the projections. For example, we note a significant expected decrease in operating expenses in 2023 and further in 2024. Please address your basis for projecting these decreases.
Proposal No. 2 - The Charter Proposal, page 149

7. We note your revisions in response to prior comment 19. With respect to Proposal 2C, please provide each shareholder with the ability to express a divergent view on the supermajority voting standard and the quorum standard.
Material U.S. Federal Income Tax Considerations, page 161

8. We note that you have revised your Exhibit Index so that it no longer reflects that outside counsel will provide a tax opinion. Please revise the prospectus to disclose clearly whether exercise of redemption rights by Larkspur is or is not a taxable event.
         Also, clearly disclose whether consummation of the Business Combination is or is not a taxable event to (i) Larkspur holders and (ii) ZyVersa holders. Depending on your revised disclosures, we may have additional comment concerning whether a Regulation S-K, Item
         601(b)(8) tax opinion is required. For guidance, please refer to Staff Legal Bulletin No.
         19 (Oct. 14, 2011).
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany
October 17,NameLarkspur
            2022          Health Acquisition Corp.
October
Page 3 17, 2022 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 165

9. We note your response to comment 20. Your disclosures elsewhere, including on page 32, continue to refer to a preferred stock issuance of a different amount than addressed in adjustment (d). Specifically, page 32 refers to an issuance of $16.7 million whereas adjustment (d) refers to an issuance of $11.1 million. Please clarify in your disclosures how the issuance of $16.7 million is reflected in your pro forma financial information.
10. We note your response to comment 24. Your disclosures on page F-57 indicate that each share of Series A Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion price concurrently with various transactions including the closing of a transaction with a SPAC entity. In light of these terms, please advise as to why the conversion does not appear to be reflected in your pro forma financial information, including in your determination of pro forma
EPS.
         Alternatively, please revise your pro forma financial information.
11. Please clarify in your disclosures whether the Series A Investment disclosed on page 19 is reflected in the pro forma financial information.
Benefical Ownership, page 259

12. We note your response to comment 33. Please identify the natural person(s) on the board of directors of INCON Co., Ltd. who have voting and/or investment control of these shares.
ZyVersa Related Person Transactions, page 264

13. We note your response to comment 35 and continue to evaluate your response with respect to the stock purchase agreement with Incon, Ltd. Please tell us whether the agreement permits Incon to appoint one or more directors to the board of the combined company. With reference to your disclosure on pages 88, also revise your disclosure on page 182 to identify the "current ZyVersa stockholders" that may appoint directors to the board of the combined company. Also, revise your disclosure on pages 253-254 to explain who is appointing each of the directors who are expected to serve following the consummation of the Business Combination.
General

14. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity,
 Daniel O   Connor
Larkspur Health Acquisition Corp.
October 17, 2022
Page 4
      such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel O   Connor
                                                           Division of
Corporation Finance
Comapany NameLarkspur Health Acquisition Corp.
                                                           Office of Life
Sciences
October 17, 2022 Page 4
cc:       Matt Mamak
FirstName LastName